Exhibit (a)(5)(c)

MRV Communications, INC.

NOTICE TO WARRANT HOLDERS

July 17, 2017

Ladies and Gentlemen:

You have been identified as a registered or beneficial holder of warrants (the “Warrants”) issued pursuant to the Warrant Agreement, dated as of July 16, 2013 (as amended) (the “Warrant Agreement”), by and between MRV Communications, Inc., a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company, LLC (in its capacity as warrant agent, the “Warrant Agent”).

On July 2, 2017, the Company, ADVA NA Holdings, Inc., a Delaware corporation (“Parent”), and Golden Acquisition Corporation, a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). In accordance with the Merger Agreement, Merger Sub has commenced a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of the common stock, par value $0.0017 per share, of the Company (the “Company Common Stock”) at a price per share of Company Common Stock of $10.00 (the “Offer Price”), and, subject to the terms of the Merger Agreement, Merger Sub will be merged with and into the Company with the Company surviving that merger (the “Merger”, and together with the Offer, the “Transactions”) and continuing as a wholly owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholder vote required to consummate the Merger.

The consummation of the Merger constitutes a “Reorganization” for purposes of the Warrant Agreement. Accordingly, this notice is being provided to holders of the Warrants pursuant to Section 4.06 of the Warrant Agreement.

At the effective time of the Merger (the “Effective Time”), each share of Company Common Stock outstanding (other than treasury stock, shares owned by Parent or Merger Sub or any of their respective subsidiaries, and shares with respect to which appraisal rights have been exercised under Delaware law) will be converted into the right to receive, in cash, without interest, a per share purchase price equal to the Offer Price.

Upon consummation of the Merger, each outstanding Warrant will terminate in accordance with the terms of the Warrant Agreement, and the Warrant Holder will receive, upon surrender of the Warrant in accordance with the Warrant Agreement, an amount in cash (the “Warrant Consideration”) equal to the greater of (A) the number of Warrants tendered by such Holder multiplied by the amount by which the Offer Price exceeds exercise price under the Warrant; and (B) the number of Warrants tendered by such Holder multiplied by the ‘value’ of a Warrant as of the date of consummation of the Merger, such ‘value’ to be determined in accordance with the Black-Scholes Option Pricing Model. HOLDERS OF WARRANTS DO NOT NEED TO EXERCISE ANY OF THEIR WARRANTS TO RECEIVE THIS CASH PAYMENT. The exercise price per share of Common Stock under each outstanding Warrant is presently $8.80. After the Effective Time, Merger Sub will send, or shall cause an exchange agent to send, to holders of Warrants at the Effective Time a letter of transmittal and related instructions for use in surrendering certificates previously representing Warrants in exchange for the Warrant Consideration. AGAIN, HOLDERS OF WARRANTS DO NOT NEED TO EXERCISE ANY OF THEIR WARRANTS IN ORDER TO RECEIVE THE WARRANT CONSIDERATION. After the Effective Time, there will be no further registration of transfers of Warrants outstanding immediately before the Effective Time.

The Merger is subject to several closing conditions and this notice shall not be deemed to be an assurance that the Transactions will be successfully completed. This notice is neither an offer to purchase nor a solicitation of an offer to sell any Company securities nor a solicitation of a proxy or any form of approval or consent from any holder of Company securities. The Transactions are not expected to involve a meeting or consent of the Company’s stockholders.

A copy of the Merger Agreement is available upon request by contacting Stephen Krulik, Chief Financial Officer of the Company, at 20520 Nordhoff Street, Chatsworth, CA 91311, telephone: (818) 773-0900. In addition, a summary of the Transactions is set forth in, and a copy of the Merger Agreement is attached as an exhibit to, the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2017. For further information regarding the Company, please read the Company reports filed with the Securities and Exchange Commission and available at www.sec.gov.

The Warrant Agent is American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219, facsimile: (718) 331-1852, Attention: Sharon Best-Jhagroo.